April 14, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Ms. Tia Jenkins, Senior Assistant Chief Accountant
Mr. Blaise Rhodes, Staff Accountant
Mr. Ethan Horowitz

Re:	NightHawk Radiology Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Form 8-K Filed February 17, 2010
File No. 000-51786

Ladies and Gentlemen:

NightHawk Radiology Holdings, Inc. (the “Company”) submits this letter in response to your letter of April 2, 2010 (the “Comment Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. For your convenience, we have numbered and restated such comments in bold and italics.

Form 8-K Filed February 17, 2010

Consolidated Statements of Operations — Reconciliation between GAAP and Adjusted Net Income

1.	We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statements of Operations. This represents a full non-GAAP income statement which does not appear to be consistent with Regulation G. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

The Company confirms that it will remove from future filings the presentation referred to above in this Comment 1 and replace it with a reconciliation table that is consistent with the guidance provided in the Answer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

2.	We note that you have identified “free cash flow” as a non-GAAP measure in your earnings press releases and in your earnings conference calls. However, it does not appear that the presentation of this non-GAAP measure in your Form 8-K is accompanied by a clearly understandable reconciliation to the most directly comparable GAAP measure (i.e. cash flows from operating activities). With a view toward future disclosure, please provide us with a tabular reconciliation of the differences between this non-GAAP measure and the most directly comparable GAAP measure. Refer to Regulation G and Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

The Company defines “free cash flow” as net cash provided by operating activities less capital expenditures. The tabular reconciliation for each of the years ended December 31, 2007, 2008 and 2009 follows. The Company confirms that, should it continue to provide this non-GAAP measure, it will include such reconciliation table in future disclosures.

	Year Ended December 31,
	2009	2008	2007
	(in thousands)
Net cash provided by operating activities	$28,377	$29,087	$23,637
Capital expenditures	6,699	4,757	4,546

Free cash flow	$21,678	$24,330	$19,091

3.	We note that management has emphasized the importance of certain non-GAAP measures such as “free cash flow” and “adjusted net income.” As management has emphasized the importance of these non-GAAP measures to investors, please tell us why they are not presented in your most recent Form 10-K.

The Company has historically provided disclosure regarding non-GAAP adjusted net income and adjusted earnings per diluted share (along with detailed disclosure showing the reconciliation of such measures to their most directly comparable GAAP measure) in its quarterly and year-end earnings releases (which are furnished to the Commission as exhibits to Current Reports on Form 8-K), and discussed such measures in its earnings conference calls (recordings of which are made available on the Company’s website). These disclosures were made in contexts the Company believes were consistent with well-established, broadly-accepted market practices and with rules of the Commission. The Company is committed to providing transparent and readily available information regarding its GAAP and non-GAAP financial disclosures and confirms that it will include disclosures of its non-GAAP financial measures in its future filings on Form 10-Q and Form 10-K in a manner that is compliant with Regulation G and Item 10(e) of Regulation S-K.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (208) 292-2258 or Patrick Schultheis or Michael Nordtvedt both of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

NIGHTHAWK RADIOLOGY HOLDINGS INC.

/s/ PAUL E. CARTEE
Paul E. Cartee
Senior Vice President and General Counsel

cc:	David M. Engert
David M. Sankaran
NightHawk Radiology Holdings Inc.

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati, Professional Corporation